

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 25, 2010



10015805

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
25 May 2010 (ASX Announcement & Media Release: Annual General Meeting Results and Link to AGM Presentation)

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Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

24 May 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

ANNUAL GENERAL MEETING RESULTS

Please be advised that the resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

The resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise that the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution number	Total proxy votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	Discretion
1	34,177,508	29,224,796	108,338	126,375	4,717,999
2	34,177,508	18,813,256	3,851,433	8,208,070	3,304,749
3	34,177,508	28,633,645	273,489	552,375	4,717,999
4	34,177,508	27,978,156	1,306,933	174,420	4,717,999
5	34,177,508	29,223,281	148,053	88,175	4,717,999

For further information please contact:

Tel: +61-8-6363-8779
Fax: +61-8-6363-8783
E-mail: info@far.com.au
Website: www.far.com.au

Roseann Adessa

From: Reception [info@far.com.au]
Sent: Monday, May 24, 2010 2:47 AM
To: Roseann Adessa; Brindal, Ted; Charles Cavness; Effimoff, Igor; Harper, Colin
Subject: FAR Ltd - ASX Release

Herewith a link to our Chairman's Address which was release to the ASX today for your attention and lodgement with the SEC by our Denver office:

http://www.far.com.au/files/asxannounce/Elodge%20ID849920%2024May10%20-%20AGM%20Presentation%202010.pdf

Kind regards,
Info at FAR
First Australian Resources Limited

Tel: +61 8 6363 8779
Fax:+61 8 6363 8783
website: www.far.com.au